Organic Agricultural Company Limited

October 19, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Organic Agricultural Company Limited
Registration Statement on Form S-1
Filed October 5, 2020
File No. 333-249309

Acceleration Request

Requested Date: October 21, 2020

Requested Time: 12:00 PM Eastern Time

Ladies and Gentlemen:

The undersigned, Organic Agricultural Company Limited, respectfully requests that the effective date of its Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 12:00 P.M. Eastern Time on October 21, 2020 or as soon thereafter as possible.

Organic Agricultural Company Limited hereby authorizes Robert Brantl, counsel for Organic Agricultural Company Limited, to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Xun Jianjun

Xun Jianjun

Chief Executive Officer